Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tendering of Shares in connection therewith would not be in compliance with the applicable law of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the applicable law of such jurisdiction or any administrative or judicial action pursuant thereto, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

and, to the Extent Outstanding,

Associated Preferred Stock Purchase Rights,

of

Orchid Cellmark Inc.

at

$2.80 Net Per Share

by

OCM Acquisition Corp.

a direct wholly owned subsidiary of

Laboratory Corporation of America Holdings

OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of the Common Stock, the “Shares”), at a price of $2.80 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in an Offer to Purchase dated April 19, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser will pay the fees and expenses incurred in connection with the Offer of American Stock Transfer & Trust Company (the “Depositary”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”) and Morrow & Co., LLC (the “Information Agent”). Following completion of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON TUESDAY, MAY 17, 2011,

UNLESS THE OFFER IS EXTENDED.

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of April 5, 2011 (the “Merger Agreement”), by and among LabCorp, Purchaser and Orchid Cellmark. Following the completion of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, if required, a vote of Orchid Cellmark’s stockholders with respect to the adoption of the Merger Agreement, Purchaser will be merged with and into Orchid Cellmark (the “Merger”), with Orchid Cellmark surviving the Merger as a wholly owned subsidiary of LabCorp. At the effective time of the Merger, each remaining issued and outstanding Share (other than Shares held by

LabCorp, Orchid Cellmark or their respective wholly owned subsidiaries or by stockholders who have properly exercised their dissenters’ rights under Section 262 of the Delaware General Corporation Law) will be automatically converted into the right to receive the Offer Price net to the seller in cash, without interest, as set forth above. The Merger Agreement is more fully described in the Offer to Purchase.

The Orchid Cellmark board of directors (with one director abstaining), acting upon the unanimous recommendation of an independent committee of the board of directors, has: (i) determined that the Merger Agreement, the Offer, the Merger, the top-up option (as described in the Offer to Purchase) and the other transactions contemplated thereby are advisable, fair to and in the best interests of Orchid Cellmark and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the top-up option; and (iii) recommended that Orchid Cellmark’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and adopt the Merger Agreement, if necessary under by applicable law.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares beneficially owned by LabCorp or Purchaser, if any, represents at least a majority of the sum of (i) all Shares then outstanding, plus (ii) all Shares issuable upon the exercise, conversion or exchange of any outstanding Orchid Cellmark stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares whether or not then vested (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Condition”), (ii) the absence of any suspension of trading on NASDAQ, any banking moratorium in the United States or the State of New York or any material limitation by a governmental authority on extending credit by banks or other lending institutions (the “Trading Suspension Condition”) and (iii) other customary conditions as described in Section 14—“Conditions of the Offer” of the Offer to Purchase.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”), Purchaser reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Orchid Cellmark, waive or modify certain conditions as described in Section 1 of the Offer to Purchase.

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of: (i) the certificates for the Shares, together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; or (ii) in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, a Book-Entry Confirmation (as defined in the Offer to Purchase) and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase; and any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay paying for the Shares.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date (as defined in the Offer to Purchase). Purchaser has agreed in the Merger Agreement that from time to time the Offer may be extended as follows:

•

If, on or prior to any scheduled Expiration Date, the only Offer conditions that have not been satisfied or waived (if permitted by the Merger Agreement) are the Minimum Condition, the HSR Condition, and/or the Trading Suspension Condition, then Purchaser must, at Orchid Cellmark’s request, extend the Offer for one or more successive periods of not more than 10 business days each in order to permit the satisfaction of such conditions. However, Purchaser is not required to extend the Offer beyond the earlier of (i) the date that the

Merger Agreement terminates in accordance with its terms and (ii) the date that is (a) 120 days after commencement of the Offer (the “Initial Outside Date”) or (b) 210 days after commencement of the Offer if the HSR Condition has not been satisfied or waived by LabCorp or Purchaser (if permitted by the Merger Agreement) by the Initial Outside Date.

•

If at any otherwise scheduled Expiration Date, any of the Offer conditions have not been satisfied or waived by LabCorp or Purchaser (if permitted by the Merger Agreement), Purchaser may, in its sole discretion, extend the Offer for one or more successive periods of not more than 10 business days each until the Merger Agreement terminates in accordance with its terms.

•	Purchaser must extend the Offer to the extent required by applicable laws, rules or regulations of the SEC or NASDAQ until the Merger Agreement terminates in accordance with its terms.

If, at the Expiration Date, all of the Offer conditions have been satisfied or waived, Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. Purchaser may, in its own discretion, provide for one “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If more than 80% of the then outstanding Shares have been validly tendered and not properly withdrawn following the Expiration Date, Purchaser must, at the request of Orchid Cellmark, provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act of at least 10 business days immediately following the Expiration Date, unless (i) Purchaser and LabCorp exercise the top-up option or (ii) Purchaser, LabCorp and their respective subsidiaries, in the aggregate, own more than 90% of the outstanding Shares. The subsequent offering period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. During the subsequent offering period, if any, Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. Purchaser cannot provide a subsequent offering period unless it announces the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the subsequent offering period.

Except as provided in Section 4 of the Offer to Purchase, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser in the Offer, may also be withdrawn at any time after June 17, 2011. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and otherwise comply with DTC procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time before the Expiration Date.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, LabCorp, the Depositary, the Information Agent, the Dealer Manager, Orchid Cellmark or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Orchid Cellmark has agreed to provide Purchaser with Orchid Cellmark’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Orchid Cellmark’s Solicitation/ Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Orchid Cellmark’s board of directors and the reasons therefor) to be filed with the SEC in connection with the Offer will contain important information. Stockholders should read these documents carefully in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished at Purchaser’s expense. Purchaser will not pay any fees or expenses to any broker, dealer or any other person (other than to the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, Connecticut 06902

(203) 658-9400

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (877) 827-0538

Email: orch.info@morrowco.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bank of America Tower

One Bryant Park

New York, New York 10036

Call toll-free (888) 803-9655

April 19, 2011